UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.

                   For the fiscal year ended December 31, 1999

                                       OR

[_]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number _________

                        BANKUNITED FINANCIAL CORPORATION
                           401(k) PROFIT SHARING PLAN
                        --------------------------------
                            (Full title of the Plan)

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
          (Name of Issuer of the securities held pursuant to the Plan)

                               255 Alhambra Circle
                           Coral Gables, Florida 33134
              (Address of the Issuer's principal executive offices)

                                TABLE OF CONTENTS

                              FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants................................................. 1

Statements of Net Assets Available for Plan Benefits
         as of December 31, 1999 and December 31, 1998............................................. 2

Statement of Changes in Net Assets Available for Plan Benefits
         for the Year Ended December 31, 1999...................................................... 3

Notes to Financial Statements...................................................................... 4

Schedules
         Schedule I      -     Schedule of Assets Held for
                               Investment Purposes as of December 31, 1999......................... 10
         Schedule II     -     Schedule of Transactions in Excess of 5% of Fair Value
                               of Plan Assets for the Year Ended December 31, 1999................. 11

Exhibits

         23.1     Consent of PricewaterhouseCoopers LLP

               Report of Independent Certified Public Accountants

To the Participants and Administrator of the BankUnited 401(K) Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the BankUnited 401(K) Profit Sharing Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and transactions in excess of 5% of fair value of plan assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 19, 2000

BankUnited 401(K) Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                   1999           1998
                                                                                 -------------  -------------
                                             Assets
Investments at market value:
    Cash                                                                         $      5,968   $          -
    Mutual funds                                                                    1,429,711      1,373,221
    Trust company funds                                                                64,300         79,799
    Common stock                                                                      598,805        428,480
                                                                                 -------------  -------------

    Total investments                                                               2,098,784      1,881,500

Contributions receivable                                                              281,362        104,930
                                                                                 -------------  -------------

Net assets available for plan benefits                                           $  2,380,146   $  1,986,430
                                                                                 =============  =============


   The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999
--------------------------------------------------------------------------------

Additions:
    Net appreciation in investment value                                                          $     50,447
    Investment income                                                                                  119,931
    Contributions:
      Employer                                                                                         248,019
      Employee                                                                                         446,350
                                                                                                  -------------
    Total additions                                                                                    864,747
                                                                                                  -------------
Deductions:
    Benefits paid to participants                                                                      734,547
    Administrative expenses                                                                             11,182
                                                                                                  -------------
    Total deductions                                                                                   745,729
                                                                                                  -------------
Transfer from other plan                                                                               274,698
                                                                                                  -------------
Increase in net assets available for plan benefits                                                     393,716

Net assets available for plan benefits:
    Beginning of year                                                                                1,986,430
                                                                                                  -------------
    End of year                                                                                   $  2,380,146
                                                                                                  =============


   The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the BankUnited 401(K) Profit Sharing Plan (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is made available to all eligible, full-time employees of BankUnited, FSB, BankUnited Financial Corporation and BUFC Financial Services, Incorporated (collectively, the "Company") who have completed 6 months of service.

     The Plan offers twelve Frank Russell Investment Company funds through Circle Trust as investment allocation options:

            Equity I Fund                  Fixed Income III Fund
            Equity II Fund                 International Fund
            Equity III Fund                Emerging Markets Fund
            Equity Q Fund                  Real Estate Securities Fund
            Fixed Income I Fund            U.S. Government Money Market Fund
            Fixed Income II Fund           Money Market Fund

     As of September 13, 1999, the Plan began offering a Personal Retirement Choice Account through Schwab which allows the individual participant to invest in individual stocks, bonds and mutual funds and a BankUnited Financial Corporation stock purchase election which allows individuals to purchase Company stock.

     The Plan has a checking account which is used for benefit distributions. The Money Market Fund is used as an intermediate account where funds are placed until they are either distributed or invested, as needed.

     The Company is the Plan Administrator. The Plan service provider is the Ingham Group.

     Participant accounts

     Each participant's account is credited with any matching contributions by the employer, employee salary deferrals, and an allocation of earnings based upon the employee's investment elections, valued daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     Employer contributions

     For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company's contributions to the Plan for the years ended December 31, 1999 and 1998 consisted of common stock of BankUnited Financial Corporation.

     The contribution receivable at December 31, 1999 and 1998 represents the employer's and employee's contributions under the Plan.

     Employee contributions

     Each participant may voluntarily contribute to the Plan up to a maximum of 15% of annual cash compensation. Employee contributions are subject to an overall annual limitation of $10,500.

     Vesting

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the employee's benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100 percent vested. The vesting schedule for the participant's share of the employer's contribution is as follows:

                                                       Percentage
                   Years of Service                      Vested
                   ----------------                    ----------
                          1                                0
                          2                                25%
                          3                                50%
                          4                                75%
                      5 or more                            100%

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     Withdrawals

     Generally, vested Plan benefits not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated employee's benefits exceed $5,000, the individual may elect to defer distribution until the age of 65 and may be paid in either a lump sum or installments. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

     Forfeitures

     Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer's contribution under the Plan and do not return to employment within 5 years. Forfeited amounts are used to reduce the employer contribution. Employer contributions in 1999 were reduced by $11,363 of funds in forfeited nonvested accounts.

     Taxation status

     The Internal Revenue Service has determined and informed the Company, by letter dated November 20, 1992, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   Summary of Accounting Policies

     The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements.

     Basis of accounting

     The Plan's financial statements are prepared on the accrual basis of accounting and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Contributions receivable at December 31 are included in the investment category in which they were deposited upon receipt.

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     Valuation of investments

     Plan investments are stated at market value based upon the quoted values of publicly traded investments.

     Contributions

     Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Matching employer contributions are recorded at the end of the plan year.

     Benefits

     Benefits become payable to participants upon their election or separation from the Company as described above. There were no outstanding benefits payable to participants at December 31, 1999 and 1998.

     Plan administrative expenses

     In addition to fund administrative expenses paid by the plan, certain additional administrative expenses are paid by the Company and totaled $23,860 for the year ended December 31, 1999.

     Net appreciation (depreciation) in investment value

     The Plan's net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments.

     Investment income

     The Plan's investment income is recognized when earned. Investment income includes interest, capital gains and dividends. Such amounts are reinvested and become part of the Plan's investment portfolio.

3.   Transfer from Other Plan

     On September 13, 1999, the BankUnited Profit Sharing Plan was merged into the BankUnited 401(K) Plan. The assets of the BankUnited Profit Sharing Plan, approximating $275,000, were transferred to the BankUnited 401(K) Profit Sharing Plan on September 13, 1999.

4.   Related Party Transactions

     Certain plan investments are shares of mutual funds managed by Frank Russell Trust Company and administered by Circle Trust. These transactions qualify as party-in-interest.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

5.   Investments

     Investments that represent 5 percent or more of the Plan's net assets at December 31, 1999 and 1998 are separately identified below.

                                                            December 31,
                                                       ----------------------
                                                          1999      1998
                                                       ---------- -----------
      Equity I Fund                                    $ 279,482   $ 282,836
      Equity II Fund                                     130,011     110,595
      Equity Q Fund                                      271,329     259,869
      Fixed Income I                                           -     122,933
      International Fund                                 226,053     190,270
      U.S. Government Money Market Fund                  126,716      98,671
      Common Stock                                       598,805     428,480

     During the years ended December 31, 1999 and 1998, the Plan's investments appreciated (depreciated) in value as follows:

                                                               Year ended
                                                              December 31,
                                                        ------------------------
                                                           1999         1998
                                                        ----------  ------------
      Common stock                                      $(36,432)    $(423,714)
      Trust company funds                                    339             -
      Mutual funds                                        86,540        30,639
                                                        ----------  ------------
                                                        $ 50,447     $(393,075)
                                                        ----------  ------------

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

6.   Nonparticipant-Direct Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                           December 31,
                                                      ---------------------
                                                         1999       1998
                                                      ---------- ----------
      Net assets:
       Common stock                                   $ 594,182  $ 428,480
       Employer contribution receivable                 248,019     90,685
                                                      ---------- ----------
                                                      $ 842,201  $ 519,165
                                                      ---------- ----------



                                                           Year Ended
                                                       December 31, 1999
                                                      ------------------------
      Changes in net assets:
       Net depreciation in investment value                  $ (23,947)
       Employer contributions                                  248,019
       Benefits paid to participants                          (175,734)
       Transfers to partcipant directed benefits               274,698
                                                          -------------
                                                             $ 323,036
                                                          -------------

                                      * * *

BankUnited 401(K) Profit Sharing Plan                                 Schedule I
Schedule of Assets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------

                                                                                                               Estimated
                                                                                                                 Fair
           Asset Name                          Issuer                    Description            Units           Value
-------------------------------  ------------------------------------ ----------------------- ------------- -------------
Equity I Fund                    Frank Russell Investment Company     Equity Securities          7,461        $279,483
Equity II Fund                   Frank Russell Investment Company     Equity Securities          3,641         130,011
Equity III Fund                  Frank Russell Investment Company     Equity Securities          2,555          66,886
Equity Q Fund                    Frank Russell Investment Company     Equity Securities          6,530         271,329
Fixed Income I Fund              Frank Russell Investment Company     Fixed Income
                                                                      Obligation                 4,487          90,943
Fixed Income II Fund             Frank Russell Investment Company     Fixed Income
                                                                      Obligation                 2,396          43,202
Fixed Income III Fund            Frank Russell Investment Company     Fixed Income
                                                                      Obligation                 9,088          87,151
International Fund               Frank Russell Investment Company     Equity and Fixed
                                                                      Income Securities          4,844         226,053
Emerging Markets Fund            Frank Russell Investment Company     Equity Securities          4,164          52,128
Real Estate Securities Fund      Frank Russell Investment Company     Equity Securities          2,248          51,383
U.S. Government Money                                                 Money Market
  Market Fund                    Frank Russell Investment Company     Instruments              126,716         126,716
Money Market Fund                Frank Russell Investment Company     Money Market
                                                                      Instruments                2,076           2,076
*Common Stock                    BankUnited Financial Corporation     Equity Securities         75,437         598,805
Schwab PCRA                      Schwab                               Various Investment
                                                                      Options                     **            64,300

 * - Cost basis of $745,203.

** - Number of units are not applicable due to the various investment elections available to each participant.

BankUnited 401(K) Profit Sharing Plan                                Schedule II
Schedule of Transactions in Excess of 5% of Fair Value of Plan Assets
(as of the Beginning of the Year) for the Year Ended December 31, 1999
--------------------------------------------------------------------------------

None.

                                    The Plan

         Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Humberto Lopez                             Trustee             June 26, 2000
-------------------------------------
HUMBERTO LOPEZ



/s/ Michael Clutter                            Trustee             June 26, 2000
-------------------------------------
MICHAEL CLUTTER



/s/ Columbus Circle Trust Company              Trustee             June 26, 2000
-------------------------------------
COLUMBUS CIRCLE TRUST COMPANY
By:     Ralph Peluso
Title:  Vice President

                                  Exhibit Index

                                                                      Sequential
Exhibit                                                                  Page
Number                      Description of Document                     Number
-------                     -----------------------                   ----------

  23.1             Consent of PricewaterhouseCoopers LLP.